Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

June 12, 2013

Subject:	LAST CHANCE TO REGISTER: A New Way to Get Commodity Market Exposure

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Exchange Traded Notes

A New Way to Get Commodity Market Exposure

CSCB and CSCR Launching June 12th

Please join us on a webcast to learn more about Credit Suisse's innovative commodity index strategies in exchange-traded format.

Register for the Webcast

New Products

CSCB: The Credit Suisse Commodity Benchmark ETNs are linked to the Credit Suisse Commodity Benchmark Total Return Index and seek to provide diversified exposure to the commodity market via:

- Exposure to 34 commodities

- Monthly rebalancing

- Investing in equal units across multiple delivery periods in each commodity

- An extended roll period of 15 business days

CSCR: The Credit Suisse Commodity Rotation ETNs are linked to the Credit Suisse Commodity Backwardation Total Return Index and represent a dynamic commodity strategy that allocates to eight single commodity indices based on the price of the commodity futures contracts of various terms. Additional features include:

- Allocation to eight single commodity indices (out of a universe of twenty-four) with the highest level of backwardation (or least level of contango)*

- Level of backwardation/contango is measured between two observation points on the futures curve (month 1 and generally, month 6)

- Monthly allocations and equal weighting

*"Backwardation" describes situations where, for any given commodity, the prices of futures contracts that are nearer to expiration are higher than the prices of futures contracts that are longer to expiration. "Contango" describes situations where prices of futures contracts nearer to expiration are lower than the prices of futures contracts with longer to expiration.

Credit Suisse ETN Products

- Commodity Benchmark Exchange Traded Notes - CSCB - New!

- Commodity Rotation Exchange Traded Notes - CSCR - New!

- Silver Shares Covered Call Exchange Traded Notes -SLVO

- Gold Shares Covered Call Exchange Traded Notes - GLDI

- MLP Index Exchange Traded Notes - MLPN

- Merger Arbitrage Index Exchange Traded Notes - CSMA

- Merger Arbitrage Index Leveraged Exchange Traded Notes - CSMB

- Long/Short Equity Index Exchange Traded Notes - CSLS

- Market Neutral Equity Exchange Traded Notes - CSMN

Selected Investment Considerations

- The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the applicable Index. Furthermore, the return at maturity or upon repurchase will be reduced by any fees and charges associated with the ETNs and the relevant Index. Therefore, the level of the relevant Index must increase by an amount sufficient to offset the applicable fees and charges.

Register

A New Way to Get Commodity Exposure Launch Webcast
June 13, 1:00 p.m. EDT

Moderators:

Kamal Naqvi, Managing Director, Credit Suisse Commodities

Paul Lyons, Vice President, Credit Suisse Exchange Traded Products

Contact

Please contact the ETN desk at 212-538-7333 if you have questions or would like to arrange a call with someone on our team, or email us at etn.desk@credit-suisse.com.

- You will not receive fixed periodic interest payments on any ETNs. Certain ETNs may provide for the payment of periodic coupons. The amount of any such coupon payment will vary and could be zero.

- Although the return on the ETNs will be based on the performance of the applicable Index, the payment of any amount due on the ETNs, including any payment upon redemption, acceleration or at maturity, and coupon payments (if any) is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

- We intend the list the CSCB and CSCR ETNs on NYSE Arca under the symbols "CSCB" and "CSCR". We expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain these listings on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.

- The indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the corresponding ETNs.

- Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Indices. Market prices of the notional commodity futures contracts referenced in the Indices tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies.

- The ETNs will reflect the return on the Indices, which provides notional exposure to futures contracts and not physical commodities or their spot prices. Price movements in futures contracts on commodities may not correlate with changes in the spot prices of commodities.

- As an owner of the ETNs, you will not have rights that holders of the commodity futures contracts referenced in the Indices may have. Investment in the ETNs is not a pass-through investment in futures contracts.

- We have the right to repurchase or accelerate the ETNs, as applicable, during the term of the ETNs. The amount you may receive upon a repurchase or acceleration by Credit Suisse, as applicable, may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

- Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

- An investment in ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with ETNs. For further information regarding risks relating to the ETNs, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

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